SSLJ plans to take appropriate measures after receiving the Nasdaq deficiency notice

WUHAN, China, January 11, 2019 – SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ) On January 7, 2019, SSLJ.com Limited received a deficiency notice from The NASDAQ Stock Market, Inc. (“NASDAQ”) stating that the Company has not filed its financial information for the six-month period ended June 30, 2018 on a Form 6-K (the “Filing”) and as a result the Company no longer complies with NASDAQ’s listing rules for continued listing set forth in the Listing Rule 5250(c)(2). NASDAQ has informed the Company that it has 60 calendar days or until March 8, 2019 to submit a plan (the “Plan”) as definitive as possible to regain compliance with the NASDAQ’s continued listing requirements. If NASDAQ accepts the Company’s Plan to regain compliance in that respect, NASDAQ can grant an exception of up to 180 calendar days from the prescribed Filing due date or until July 1, 2019 to regain compliance.

In determining whether to accept the Company’s Plan, NASDAQ will consider things as the likelihood that the Filing and any subsequent periodic filings can be made within the 180-day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within the NASDAQ review period, the Company’s overall financial condition and its public disclosures.

The Company is currently working on the Plan to regain compliance with respect to the Listing Rule 5250(c)(2) to meet the requirements for continued listing on the NASDAQ Capital Market. It intends to submit such Plan to NASDAQ as soon as practicable prior to March 8, 2019.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited

Email: ir@sslj.com